UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Letter to Shareholders regarding Annual General Meeting of Shareholders
2.	Notice of 2015 Annual General Shareholders’ Meeting to be held on April 27, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 30, 2015

Item 1

To Our Valued Shareholders:

The year 2014 was one of the more difficult since Arcos Dorados launched, with a combination of weak economies, softening currencies, increased competition and slowing consumption in a number of our key markets. Our performance was not all that I had hoped for, but I am proud of the efforts of our more than 95,000 employees to strengthen the long-term fundamentals of our business and win the loyalty of more than 4 million customers every day.

We leveraged the strengths of the McDonald’s brand in our marketing initiatives, building on the family experience and our iconic products. We also supported our customer traffic levels through a period of weaker economic growth with more affordable dining options. With this focus, we were able to end the year with organic revenue growth of 12.7% from the year before, and an increase in comparable sales of 10% over the same period.

At Arcos Dorados, we are 100% committed to creating value for our stockholders and great dining experiences for our customers, who view a meal at McDonald’s as a special time they can spend with their families and friends to enjoy great tasting food.

We are strengthening our long-term competitive advantages. Arcos Dorados operates the region’s dominant Quick Service Restaurant (QSR) brand, and we take pride in being one of the best operations in the McDonald’s system in the world, based on customer satisfaction scores. With that comes an unmatched footprint and customer experience. For example, the majority of those who eat out in the informal dining segment in Brazil do so at burger establishments, and their preferred venue is McDonald’s. As we position Arcos Dorados for the future, we will play to these substantial, competitive strengths.

During 2014, we delivered on our commitment to expand our business by opening 82 new restaurants across our region, bringing our overall restaurant count to 2,121. We also added 266 new dessert centers and 9 new McCafes, bringing these totals to 2,492 and 343, respectively.

Importantly, the challenges of 2014 have provided us with a clear path forward. We expect to increase shareholder value by focusing on profitable growth, cash generation and debt reduction. As we move ahead through this challenging economic cycle, we will follow a roadmap focused on several important initiatives over the next 3 years.

First, we are committed to delivering strong margin improvement at the store level. Technology is increasingly at the center of all we do at Arcos Dorados, and the company is making investments in customer-facing digital technology to enhance the consumer experience and modernize how our clients interact with the brand. To improve our efficiency, we are rolling out a new forecasting and scheduling system in Brazil and Argentina, which should be completed in both countries by early 2016.

In 2015, we will continue creating a more efficient and nimble organizational structure for Arcos Dorados. We expect to reduce our General And Administrative Expense further and are committed to delivering another 10% reduction in absolute US dollars by finding further efficiencies at the corporate, divisional and local levels. This, combined with our store-level margin improvement, should help drive Adjusted EBITDA margin improvement over the next 3 years.

Arcos Dorados has a significant portfolio of real estate assets across Latin America. Over the next few years we expect to raise at least $200 million from re-developing some of our restaurant locations and consolidating some of our office and other non-operating real estate assets. We are also committed to raising at least $50 million by converting some of our company-operated locations to sub-franchisee restaurants. This cash can be used to reduce debt levels or for other initiatives that generate shareholder value.

We plan to slow down new store openings and capital expenditures in the short term. We believe that this financially disciplined approach to growth is the right response to the current environment. In addition, by shifting a higher percentage of our unit growth to existing or new sub-franchisees, we will focus more resources on updating our existing restaurants in terms of both décor and technology.

These measures will position us to navigate the current environment successfully and lay the foundation for a recovery in business momentum when the cycle turns. Just to be clear, Latin America is a cyclical market, the economies will eventually recover – and we are very well positioned to seize every opportunity in 2015 and the years ahead.

Arcos Dorados’ fundamentals remain strong and we have many long-term competitive advantages. Chief among them is a large and growing middle class in Latin America that truly enjoys the McDonald’s dining experience. We are confident that we will meet the challenges that we are currently facing and remain excited about the opportunities that await our business in the years ahead.

I would like to thank all of you for your continued support.

Sincerely,

/s/ Woods Staton
Woods Staton
Chairman and CEO

Item 2

NOTICE OF 2015 ANNUAL GENERAL SHAREHOLDERS’ MEETING

The shareholders (the “Shareholders”) of Arcos Dorados Holdings Inc. (the “Company”) are invited to the 2015 Annual General Shareholders’ Meeting to be held on April 27, 2015, at 9:00 a.m. (Montevideo local time) at the Company’s office located at Dr. Luís Bonavita 1294, Piso 5, World Trade Center, Montevideo, Uruguay, to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:

AGENDA

1.	Welcome remarks from the CEO and Chairman of the Board.

2.
Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2014, the Independent Report of the External Auditors EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2014. (Proposal 1)

3.
Appointment and remuneration of EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2015. (Proposal 2)

4.
Election of the following persons as Class I Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting held in the calendar year 2018. (Proposal 3)

a.	Mr. Woods Staton
b.	Mr. Alfredo Elias Ayub

Each of Messrs. Staton and Elias Ayub, currently serve on the board of directors of the Company and are standing for re-election. The biographies of Messrs. Staton and Elias Ayub are enclosed.

NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING

Note 1: The Board of Directors has fixed the close of business on March 24, 2015 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2: Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 8:00 a.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General Shareholders’ Meeting. If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.

Note 3: A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company.

If you wish to appoint Mr. Woods Staton, Chief Executive Officer and Chairman of the Board of Directors, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting. Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 5:00pm (EST) on April 23, 2015. You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.

Note 4: Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands, Attention: Mr. Kieran Walsh, B.V.I. Direct: + 1 345 814 5353 (email: kieran.walsh@maplesandcalder.com) on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 1, 2015 to April 23, 2015 inclusive; and at the Company’s principal executive offices at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina, Attention: Mr. Juan David Bastidas, on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 1, 2015 to April 23, 2015 inclusive.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy they must vote as one.

Note 7: Enroll Now for Electronic Delivery of Shareholder Materials. Arcos Dorados, through Broadridge Financial Solutions, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

•	Quickest delivery of shareholder materials

•	Elimination of bulky paper documents from your personal files

•	Convenient online proxy voting

•	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all our shareholders

•	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrollment will remain in effect until revoked.

To register, visit http://enroll.icsdelivery.com/lg

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold Arcos Dorados shares.

By order of the Board

/s/ Woods Staton
Woods Staton
CEO and Chairman of the Board of Directors
Dated: March 12, 2015

MR. WOODS STATON’S BIOGRAPHY

Mr. Staton is our CEO and Chairman of the Board and is a member of the Compensation and Nomination Committee. Mr. Staton holds an MBA from IMD in Switzerland and a Bachelor´s degree in economics from Emory University. He was McDonald’s joint venture partner in Argentina for over 20 years and served as the President of SLAD beginning in 2004. Mr. Staton is Chairman of the Board of Ronald McDonald House Charities Latin America, dedicated to supporting families of children fighting pediatric cancer. Mr. Staton is a member of the International Advisory Board of Itaú Unibanco Holding S.A. Mr. Staton is also a member of the founding family and served as the CEO and Chairman of the board of directors of Panamerican Beverages, Inc., or Panamco, which was Coca-Cola’s largest bottler in Latin America.

MR. ALFREDO ELIAS AYUB’S BIOGRAPHY

Mr. Elias Ayub has been an independent member of our board of directors since August 2, 2012 and is a member of the Compensation and Nomination Committee. Mr. Elias Ayub holds an MBA from Harvard Business School, where he graduated as a Baker Scholar, and a Civil Engineering degree from Mexico City’s Universidad Anahuac, where he is a member of the Advisory Council of the School of Engineering. From 1999 until April 2011, Mr. Elias Ayub was the Chief Executive Officer of the Comisión Federal de Electricidad, Mexico’s largest state-owned utilities company. Since 2012 Mr. Elias Ayub has served as member of the Dean’s board of advisors for Harvard Business School.

ARCOS DORADOS HOLDINGS INC. ROQUE SAENZ PENA 432 B1636FFB OLIVOS BUENOS AIRES, ARGENTINA
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
SHAREHOLDER MEETING REGISTRATION: To vote and/or attend the meeting, go to “shareholder meeting registration” link at www.proxyvote.com.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
M88195-P62454	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ARCOS DORADOS HOLDINGS INC.		For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following:
3. Election of the following persons as Class I Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting held in the calendar year 2018.		☐	☐	☐

Nominees:
01) Mr. Woods Staton 02) Mr. Alfredo Elias Ayub
Each of Messrs. Staton and Elias Ayub currently serve on the Board of Directors of the Company and are standing for reelection. The biographies of Messrs. Staton and Elias Ayub are enclosed.
The Board of Directors recommends you vote FOR the following proposals:							For	Against	Abstain
1.     Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2014, the Independent Report of the External Auditors EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2014.
							☐	☐	☐
2.     Appointment and remuneration of EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ending December 31, 2015.
							☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date				Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice of Annual Meeting is available at www.proxyvote.com.

M88196-P62454

ARCOS DORADOS HOLDINGS INC.
Annual General Meeting of Shareholders
April 27, 2015 9:00 AM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. Woods Staton, Chief Executive Officer and Chairman of the Board of Directors, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of ARCOS DORADOS HOLDINGS INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 9:00 AM, (Montevideo Time) on April 27, 2015, at Luis Bonavita 1294, Piso 5, World Trade Center, Montevideo, Uruguay, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

Continued and to be signed on reverse side